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                             September 12, 2022

       Dean Huge
       Chief Executive Officer
       Innovation Beverage Group Ltd
       29 Anvil Road
       Seven Hills, NSW 2147
       Australia

                                                        Re: Innovation Beverage
Group Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            File No. 333-266965
                                                            Filed September 7,
2022

       Dear Mr. Huge:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Exhibit Index, page II-5

   1. To the extent that you are redacting information pursuant to Item 601(b)(10)(iv) of
                                                        Regulation S-K, please
mark the exhibit index to indicate that portions of your exhibits have been omitted.
Additionally, please clearly indicate where the information is omitted in Exhibit 4.5. If you
are not relying on Item 601(b)(10)(iv) of Regulation S-K for Exhibit
                                                        4.5, refile the exhibit
without the statement on the first page stating that certain information has been
redacted.
 Dean Huge
Innovation Beverage Group Ltd
September 12, 2022
Page 2
Signatures, page II-6

2. The registration statement must be signed by your principal financial officer and principal accounting officer or controller. Additionally, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. Refer to instructions 1 and 2 of Form F-1 and revise.
General

3. We note that the form of warrant included in Exhibit 4.5 provides that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by the warrant shall be commenced exclusively in the state and federal courts sitting in the city of New York, and that the company irrevocably submits to such exclusive jurisdiction. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities
         Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
       You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Sherry Haywood at 202-551-3345 with any other questions.



FirstName LastNameDean Huge                                     Sincerely,
Comapany NameInnovation Beverage Group Ltd
                                                                Division of
Corporation Finance
September 12, 2022 Page 2                                       Office of
Manufacturing
FirstName LastName